As filed with the Securities and Exchange Commission on June 10, 2005

Registration No. 333-122950

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

(Check appropriate box or boxes)

☐	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐	Pre-Effective Amendment No.
☒	Post-Effective Amendment No. 1

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

(Exact Name of Registrant as Specified in Charter)

525 University Avenue, Suite 700

Palo Alto, CA 94301

(650) 289-3060

(Address and Telephone Number of Principal Executive Offices)

Manuel A. Henriquez

Chairman of the Board, President and Chief Executive Officer

Hercules Technology Growth Capital, Inc.

525 University Avenue, Suite 700

Palo Alto, California 94301

(Name and Address of Agent for Service)

Copies to:

Joshua A. Leuchtenburg, Esq. Ropes & Gray LLP 45 Rockefeller Plaza New York, NY 10111-0087 Telephone: (212) 841-5700 Facsimile: (212) 841-5725	Steven B. Boehm, Esq. Cynthia M. Krus, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004-2415 Telephone: (202) 383-0100 Facsimile: (202) 637-3593

Approximate Date of Proposed Public Offering:    As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box   ☐

If appropriate, check the following box:

☐	This amendment designates a new date for a previously filed registration statement.
☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration number of the earlier effective registration statement for the same offering is .

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Pursuant to Rule 462(d) under the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Form N-2 Registration Statement (File Nos. 333-122950 and 814-00702) solely files two exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of the facing page, this explanatory note and Part C of the Form N-2 Registration Statement. This Post-Effective Amendment No. 1 does not change the form of prospectus filed pursuant to Rule 497(h) under the Securities Act of 1933, as amended, on June 10, 2005.

PART C—OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements

The following financial statements of Hercules Technology Growth Capital, Inc. (the “Company” or the “Registrant”) are included in this registration statement in “Part A—Information Required in a Prospectus”:

Statement of Assets and Liabilities of Registrant, dated as of December 31, 2004	F-3
Schedule of Investments	F-4
Statement of Operations	F-5
Statement of Changes in Net Assets	F-6
Statement of Cash Flows	F-7
Statement of Financial Highlights	F-8
Notes to Financial Statements	F-9

UNAUDITED FINANCIAL STATEMENTS
Statements of Assets and Liabilities at March 31, 2005 and December 31, 2004	F-14
Schedule of Investments as of March 31, 2005	F-15
Schedule of Investments as of December 31, 2005	F-17
Statements of Operations for the three months ended March 31, 2005 and for the period February 2, 2004 (commencement of operations) to March 31, 2004	F-18
Statements of Changes in Net Assets for the three months ended March 31, 2005 and for the period February 2, 2004 (commencement of operations) to March 31, 2004	F-19
Statements of Cash flows for the three months ended March 31, 2005 and for the period February 2, 2004 (commencement of operations) to March 31, 2004	F-20
Financial Highlights for the three months ended March 31, 2005	F-21
Notes to Unaudited Financial Statements	F-22

2. Exhibits

Exhibit Number	Description

a*	Form of Articles of Amendment and Restatement.

b*	Form of Amended and Restated Bylaws.

d*	Specimen certificate of the Company’s common stock, par value $.001 per share.

e	Form of Dividend Reinvestment Plan.

f.1*	Credit Agreement dated as of April 12, 2005 between Hercules Technology Growth Capital, Inc. and Alcmene Funding, L.L.C.

f.2*	Pledge and Security Agreement dated as of April 12, 2005 between Hercules Technology Growth Capital, Inc. and Alcmene Funding, L.L.C.

h*	Form of Underwriting Agreement.

i.1	Hercules Technology Growth Capital, Inc. 2004 Equity Incentive Plan (2005 Amendment and Restatement).

i.2*	Form of Incentive Stock Option Award under the 2004 Equity Incentive Plan.

i.3*	Form of Nonstatutory Stock Option Award under the 2004 Equity Incentive Plan.

j*	Form of Custody Agreement between the Company and Union Bank of California.

k.1*	Form of Registrar, Transfer Agency and Service Agreement between the Company and American Stock Transfer & Trust Company.

k.2*	Warrant Agreement dated June 22, 2004 between the Company and American Stock Transfer & Trust Company, as warrant agent.

Exhibit Number	Description

k.3*	Side Letter dated February 2, 2004 between the Company and Jolson Merchant Partners Group LLC (now known as JMP Group LLC).

k.4*	Registration Rights Agreement dated June 22, 2004 between the Company and JMP Securities LLC.

k.5*	Letter Agreement dated February 22, 2005 between the Company and JMP Asset Management LLC.

k.6*	Letter Agreement dated February 22, 2005 between the Company and Farallon Capital Management, L.L.C.

l*	Opinion of Venable LLP.

n.1*	Consent of Ernst & Young LLP.

n.2*	Consent of Venable LLP (included in Exhibit l).

n.3*	Consent of VentureOne.

p*	Subscription Agreement dated February 2, 2004 between the Company and the subscribers identified therein.

r*	Code of Ethics.

*	Previously filed.

Item 26. Marketing Arrangements

The information contained under the heading “Underwriting” on page 94 of the prospectus is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses payable by us in connection with the offering (excluding placement fees):

Amount
SEC registration fee	$12,995
NASD filing fee	12,719
Nasdaq National Market listing fee	105,000
Accounting fees and expenses	225,500
Legal fees and expenses	850,000
Printing expenses	100,000
Blue sky qualification fees and expenses	5,000
Transfer Agent’s fee	7,500
Miscellaneous	6,286

Total	$1,325,000

The amounts set forth above, except for the SEC, NASD, and Nasdaq National Market fees, are in each case estimated.

Item 28. Persons Controlled by or Under Common Control

None.

Item 29. Number of Holders of Securities

The following table sets forth the approximate number of record holders of the Company’s common stock as of March 31, 2005.

Title of Class	Number of Record Holders
Common stock, par value $.001 per share	31

Item 30. Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

The Registrant’s charter authorizes the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to obligate itself to indemnify any present or former director or officer or any individual who, while a director or officer of the Registrant and at its request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and, under certain circumstances and provided certain conditions have been met, to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The Registrant’s bylaws obligate the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer of the Registrant and at its request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and, under certain circumstances and provided certain conditions have been met, to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit the Registrant to indemnify and, under certain circumstances and provided certain conditions have been met, advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and any of the Registrant’s employees or agents or any employees or agents of its predecessor. In accordance with the 1940 Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Additionally, the Registrant will not indemnify any person with respect to any matter as to which such person shall have been finally adjudicated in any proceeding not to have acted in good faith in the reasonable belief that their action was in the best interests of the Registrant.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described above, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

In addition, we have agreed to indemnify, to the maximum extent permitted by Maryland law and the 1940 Act, representatives of JMP Asset Management LLC and Farallon Capital Management, L.L.C. on terms similar to those afforded to our directors and officers under our charter and bylaws in connection with their activities in evaluating our investment opportunities prior to our election to be regulated as a business development company.

The Company carries liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis of up to $3,000,000, subject to a $250,000 retention and the other terms thereof.

The Company has agreed to indemnify the underwriters against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933, as amended.

Item 31. Business and Other Connections of Investment Advisor

Not applicable.

Item 32. Location of Accounts and Records

The Company maintains at its principal office physical possession of each account, book or other document required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1. The Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of this registration statement, the net asset value declines more than ten percent from the net asset value as of the effective date of this registration statement, or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.

2. The Registrant undertakes that:

(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, and State of California, on the 10th day of June, 2005.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

By:	/S/ MANUEL A. HENRIQUEZ
Name:	Manuel A. Henriquez
Title:	Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MANUEL A. HENRIQUEZ Manuel A. Henriquez	Chairman of the Board, President and Chief Executive Officer (principal executive officer)	June 10, 2005

/S/ DENNIS P. WOLF Dennis P. Wolf	Chief Financial Officer (principal financial and accounting officer)	June 10, 2005

* Allyn C. Woodward, Jr.	Director	June 10, 2005

* Joseph W. Chow	Director	June 10, 2005

The undersigned, by signing his name hereto, does sign and execute this Post-Effective Amendment No. 1 to the registration statement pursuant to the Power of Attorney executed by the above named directors of the Registrant and previously filed with the Securities and Exchange Commission on behalf of such directors.

*BY: /S/ MANUEL A. HENRIQUEZ Manuel A. Henriquez	Attorney-in-fact	June 10, 2005

EXHIBIT INDEX

Exhibit Number	Description

a*	Form of Articles of Amendment and Restatement.

b*	Form of Amended and Restated Bylaws.

d*	Specimen certificate of the Company’s common stock, par value $.001 per share.

e	Form of Dividend Reinvestment Plan.

f.1*	Credit Agreement dated as of April 12, 2005 between Hercules Technology Growth Capital, Inc. and Alcmene Funding, L.L.C.

f.2*	Pledge and Security Agreement date as of April 12, 2005 between Hercules Technology Growth Capital, Inc. and Alcmene Funding, L.L.C.

h*	Form of Underwriting Agreement.

i.1	Hercules Technology Growth Capital, Inc. 2004 Equity Incentive Plan (2005 Amendment and Restatement).

i.2*	Form of Incentive Stock Option Award under the 2004 Equity Incentive Plan.

i.3*	Form of Nonstatutory Stock Option Award under the 2004 Equity Incentive Plan.

j*	Form of Custody Agreement between the Company and Union Bank of California.

k.1*	Form of Registrar, Transfer Agency and Service Agreement between the Company and American Stock Transfer & Trust Company.

k.2*	Warrant Agreement dated June 22, 2004 between the Company and American Stock Transfer & Trust Company, as warrant agent.

k.3*	Side Letter dated February 2, 2004 between the Company and Jolson Merchant Partners Group LLC (now known as JMP Group LLC).

k.4*	Registration Rights Agreement dated June 22, 2004 between the Company and JMP Securities LLC.

k.5*	Letter Agreement dated February 22, 2005 between the Company and JMP Asset Management LLC.

k.6*	Letter Agreement dated February 22, 2005 between the Company and Farallon Capital Management, L.L.C.

l*	Opinion of Venable LLP.

n.1*	Consent of Ernst & Young LLP.

n.2*	Consent of Venable LLP (included in Exhibit l).

n.3*	Consent of VentureOne.

p*	Subscription Agreement dated February 2, 2004 between the Company and the subscribers identified therein.

r*	Code of Ethics.

*	Previously filed.